  Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

TUESDAY, JUNE 25, 2019

NOTICE IS HEREBY GIVEN THAT an annual meeting (the "Meeting") of holders (the "Shareholders") of common shares (the "Common Shares") of NXT Energy Solutions Inc. (the "Company" or "NXT") will be held at

Norton Rose Fulbright Canada LLP
400 3rd Avenue SW, Suite 3700
Calgary, Alberta T2P 4H2
Telephone: 403.267.8222

At 10:00 am (Calgary time) on Tuesday, June 25, 2019 for the following purposes:

1.
to receive and consider the audited financial statements of the Company for the year ended December 31, 2018, the accompanying notes thereto, the Auditor's report thereon, and the Management's Discussion and Analysis in respect of the financial statements;

2.
to set the number of directors to be elected at the Meeting at five (5);

3.
to elect five (5) directors of the Company;

4.
to appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the Board of Directors of the Company (the "Board");

5.
to consider and approve the Warrant Extension Resolution, the full text of which is reproduced as Error! Reference source not found. to the accompanying Information Circular;

6.
to consider and approve the Unallocated Options Resolution, the full text of which is reproduced as Error! Reference source not found. to the accompanying Information Circular;

7.
to consider and approve the Deferred Share Unit Plan Resolution, the full text of which is reproduced as Error! Reference source not found. to the accompanying Information Circular; and

8.
to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular which forms part of this Notice.

The Board has fixed May 10, 2019 as the record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any postponement or adjournment thereof.

DATED at Calgary, Alberta, this 10th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS
"George Liszicasz" Chairman and Chief Executive Officer

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